September 27, 2007	45042.00007
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Daniel F. Duchovny, Esq.

Re:	Optical Communication Products, Inc. Schedule 13E-3 Filed August 27, 2007 File No. 005-60839 Preliminary Proxy Statement on Schedule 14A Filed August 27, 2007 File No. 000-31861
Ladies and Gentlemen:
On behalf of Optical Communication Products, Inc. (the “Registrant” or “OCP”), we are providing the following responses to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated September 19, 2007 (the “Comment Letter”) relating to the above-referenced Schedule 13E-3 filed on August 27, 2007 (the “Schedule 13E-3”) and Preliminary Proxy Statement on Schedule 14A filed on August 27, 2007 (the “Proxy Statement”).
The Registrant has revised the Schedule 13E-3 and the Proxy Statement in response to the Staff’s comments in the Comment Letter and is filing concurrently with this letter a revised Schedule 13E-3 (the “Revised Schedule 13E-3”) and a revised Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”) that reflect these revisions and generally update the information contained therein. In this letter, we set forth responses to the comments and requests for additional information contained in the Comment Letter with respect to the above-referenced filings.
For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Page references in the text of this letter correspond to the pages of the Revised Schedule 13E-3 or the Revised Proxy Statement, as applicable. The Registrant’s response to each comment or request is set forth immediately below the text of the applicable comment or request. The responses and information described below are based upon information provided to us by the Registrant, Oplink Communications, Inc. (“Oplink”) and Oplink Acquisition Corporation

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(“Oplink Acquisition”, and together with the Registrant and Oplink, the “Filers”), as the case may be.
Schedule 13E-3
1. We note that Furukawa held a majority of the voting power in your company and that its sale of OCP securities did not close until after the merger agreement was executed. Please provide us your detailed legal analysis of Furukawa’s status as a filing person in the Schedule 13E-3.
Response: The Registrant respectfully submits that, based upon the information and analysis set forth below, The Furukawa Electric Co., Ltd. (“Furukawa”) should not be a filing person in connection with the Schedule 13E-3.
As noted by the Staff in Section II.D.3 of the Division of Corporation Finance “Current Issues and Rulemaking Projects” outline, dated November 14, 2000 (the “Outline”), “Rule 13e-3 requires that each issuer and affiliate engaged, directly or indirectly, in a going-private transaction file a Schedule 13E-3.” Therefore, as the Outline explains, two issues must be resolved in determining “filing person” status: “first, what entities or persons are ‘affiliates’ of the issuer . . . and, second, when should those affiliates be deemed to be engaged, either directly or indirectly, in the going-private transaction.”
Furukawa does not satisfy either prong of this test: Furukawa is not an affiliate of the Registrant, nor is it engaged, directly or indirectly, in the Rule 13e-3 transaction.
Furukawa is not an affiliate of the Registrant because it has no control relationship with OCP. Furukawa’s status as an affiliate of OCP ended with the sale of its 58% ownership interest in OCP to Oplink. This sale was consummated on the morning of June 5, 2007. The three members of OCP’s board of directors associated with Furukawa resigned from OCP’s board on June 6, 2007. Furukawa’s only remaining relationship with OCP is as one of OCP’s suppliers. The supply relationship is important to both parties — Furukawa is one of OCP’s largest suppliers and OCP is one of Furukawa’s largest customers — but it does not create any control relationship between the parties. Rule 405 defines “control” as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” Neither OCP nor Furukawa has the ability as the result of the supply relationship to direct the management or policies of the other party.
Even if Furukawa were somehow deemed an affiliate of OCP, it would not be appropriate for it to be a filing person because it is not engaged, directly or indirectly, in the Rule 13e-3 transaction. Furukawa is not a party to the Rule 13e-3 transaction and it is not receiving (or paying) any portion of the consideration being paid to security holders in the Rule 13e-3 transaction. Moreover, neither Furukawa nor its representatives had any involvement whatsoever in the negotiation of the Rule 13e-3 transaction. The negotiation of the Rule

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13e-3 transaction on OCP’s behalf was conducted by the special committee and its advisors. These negotiations did not involve Furukawa, nor did Furukawa have any stake or interest in their outcome: the price of $1.50 per share paid to Furukawa had been determined on April 22 upon the execution of its purchase agreement with Oplink, and it would be receiving no additional consideration for its OCP equity interest, regardless of the outcome of the negotiations between Oplink and the OCP special committee.
For foregoing reasons, it is respectfully submitted Furukawa should not be added as a filing person to the Schedule 13E-3.
Introduction
2. We note your disclosure that the filing persons disclaim any obligation to file the Schedule 13E-3 and that those filing persons are not admitting they are affiliates of OCP within the meaning of Rule 13e-3. We note that given your determination to file the Schedule 13E-3, the filing persons may not disclaim their obligation to file the Schedule or their affiliate status with respect to OCP, and should not express doubt about the applicability of Rule 13e-3 to the present transaction. Please revise.
Response: The disclaimer with respect to the affiliate status of the filing persons has been deleted from the “Introduction” section of Revised Schedule 13E-3.
Item 4
3. Please ensure that the substance of the disclosure in item 4(e) appears in the proxy statement distributed to security holders.
Response: In response to the Staff’s comment, the Registrant has revised (i) page two of the Revised Proxy Statement under the subheading “Special Committee of Our Board of Directors” under the “Summary Term Sheet” Section and (ii) page 35 of the Revised Proxy Statement under the subheading “Stockholder List” under the “The Special Meeting” Section to include the substance of the disclosure in Item 4(e) of Schedule 13E-3.
Item 13. Financial Information
4. Please tell us why you have not provided the pro forma financial information required by Item 1010(b) of Regulation M-A.
Response: The Registrant notes that Item 1010(b) of Regulation M-A requires the presentation of pro forma data if material. With respect to the Staff’s comment regarding Item 1010(b) of Regulation M-A, the Registrant respectfully submits that the pro forma information required by such section (i.e., the resulting post-merger capital structure of

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the Registrant) is not material or relevant to the investment decision of the stockholders of the Registrant (other than Oplink and its affiliates) as to whether or not to adopt the merger agreement because such stockholders will receive only cash consideration pursuant to the merger and will no longer be stockholders of and will have no continuing interest in the Registrant after the merger. Therefore, the information required by the referenced paragraph is not being presented.
Proxy Statement
General
5. Please revise the cover page of your proxy statement and the form of consent ballot to clearly identify each as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.
Response: In response to the Staff’s comment, the Registrant has made the requested change to each of the cover page and the form of consent ballot.
6. Please fill in the blanks in the proxy statement.
Response: In response to the Staff’s comment, the blanks in the document have been filled in to the extent possible at this time. Certain information that the Registrant contemplates including in the definitive proxy statement is not available at this time and, accordingly, blanks remaining in the document represent details yet to be determined by the Registrant. The Registrant is aware of its obligations to complete this information, and will include it in the definitive proxy statement. The Registrant respectfully submits that all remaining blanks will be filled in prior to filing the definitive proxy statement and mailing to stockholders, when such information becomes known.
Cover Letter
7. We note your disclosure here and elsewhere in the proxy statement that the filing persons determined that the merger is fair to and in the best interests of the company and its “stockholders (...other than Oplink and its affiliates).” Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A. Also, revise your disclosure to disclose whether each filing person made a determination of both substantive and procedural fairness. Finally, apply this comment to the fairness determination made by Oplink and Oplink Acquisition.
Response: In response to the Staff’s comment, the Registrant has made the requested change to the Revised Proxy Statement to address the first point, relating to unaffiliated security holders, consistently in several places (principally on the cover page and pages

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two, three, 11, 13, 14, 22, and 23) to clarify that “unaffiliated stockholders” means stockholders of OCP other than Oplink, its affiliates and affiliates of OCP, so that usage throughout the Revised Proxy Statement is consistent with the requirement of Section 1014(a) of Regulation M-A. Revisions have been made with respect to the second point, relating to substantive and procedural fairness to the unaffiliated stockholders, with respect to each filing person (including Oplink and Oplink Acquisition), in principally in the same places.
Summary Term Sheet, page 1
8. Please clarify whether there is any payment associated with a termination of the merger agreement whether by OCP or the acquiror.
Response: In response to the Staff’s comment, the Registrant has revised page three of the Revised Proxy Statement under the subheading “Termination” under the “Summary Term Sheet” to clarify that there is no payment associated with a termination of the merger agreement whether by OCP or the acquiror.
9. In the section captioned “Appraisal Rights” please highlight that security holders that wish to exercise these rights must provide prior notice to the special meeting and then vote against the proposal or abstain from voting.
Response: In response to the Staff’s comment, the Registrant has highlighted in boldface type (i) the paragraph on page four of the Revised Proxy Statement under the subheading “Appraisal Rights” under the “Summary Term Sheet” Section and (ii) the fourth paragraph on page 45 of the Revised Proxy Statement under the subheading “Dissenters’ Rights of Appraisal” under the “The Proposal No. 1 Approval and Adoption of the Merger Agreement” Section.
The Special Meeting, page 8
10. Please reconcile your disclosure in the last paragraph under the caption “Required Vote” whereby your directors and officers hold 237,500 shares of your common stock with the disclosure on page 47 in which the corresponding disclosure indicates holdings of 87.7 million shares.
Response: In response to the Staff’s comment, the Registrant respectfully submits that the disclosure in the last paragraph under the subheading “Required Vote” under the “The Special Meeting” Section (the “Management Disclosure”) is less inclusive and sets forth information which is separate and distinct from the disclosure set forth in the table on page 50 under the subheading “Security Ownership of Certain Beneficial Owners and Management” under the “The Important Information Regarding the Company” Section (the “Complete Beneficial Ownership”). The Management Disclosure includes, as of the record date, September 10, 2007, 237,500 shares of our common stock held in the

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aggregate by Frederic Boyer and Liew-Chuang Chiu, which includes all of our common stock held by our directors and officers whose vote at the special meeting would count toward the 66 2/3% threshold for the approval and adoption of the merger agreement and merger by stockholders (other than Oplink or its affiliates). Conversely, the Complete Beneficial Ownership includes, as of August 21, 2007, in addition to the 237,500 shares of our common stock held in the aggregate by Frederic Boyer and Liew-Chuang Chiu, approximately 87,497,661 shares of our common stock represented by (i) 66,000,100 shares of our common stock held by Oplink, (ii) shares of our common stock held by persons known to be the beneficial owner of 5% or more of our outstanding common stock, and (iii) shares of our common stock subject to options that are currently exercisable or become exercisable within 60 days of August 21, 2007.
Special Factors
11. The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the proxy statement, following the Summary Term Sheet. See Rule 13e-3(e)(1)(ii). Please relocate the disclosure in pages 8 to 11.
Response: In response to the Staff’s comment, the Registrant has relocated the disclosure in pages 8 to 11 of the Proxy Statement so that the “Special Factors” section follows the “Summary Term Sheet” section at the beginning of the Revised Proxy Statement.
12. Please disclose, for each filing person, the information required by Item 1013(b) of Regulation M-A.
Response: In response to the Staff’s comment, the Registrant has added and/or revised (i) the second paragraph on page 11 of the Revised Proxy Statement (See the 16th paragraph under the subheading “Background of the Merger” under the “Special Factors” Section) and (ii) the sixth bullet point on page 14 of the Revised Proxy Statement (See the 11th bullet point under the subheading “Reasons for the Special Committee’s Determination; Fairness of the Merger” under the “Special Factors” Section).
Background of the Merger, page 12
13. Please revise this section to describe in additional detail the events described in the second paragraph of page 12, including the marketing process, the third parties you dealt with and the terms of their offers (including prices offered for your securities), and the transaction explored after September 2005 with one of those parties. Similarly, expand your disclosure with respect to the exchange ratios described in the first paragraph of page 13, with respect to the binding term sheet referred to in the last full paragraph on the same page, and the

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“various proposals” and “other strategic alternatives” referred to in the last full paragraph on page 14.
Response: In response to the Staff’s comment, the Registrant has revised the second paragraph on page eight of the Revised Proxy Statement under the subheading “Background of the Merger” under the “Special Factors” Section. The Registrant respectfully submits that the term sheet referred to in the first paragraph on page ten (See the eighth paragraph under the subheading “Background of the Merger” under the “Special Factors” Section), which was “non-binding,” is described in the paragraphs immediately preceding and following such paragraph. The Registrant also respectfully submits that the “various proposals” and “other strategic alternatives” referred to in the second paragraph on page 11 (See the 16th paragraph under the subheading “Background of the Merger” under the “Special Factors” Section) are expanded upon and adequately disclosed in the fourth paragraph on page 11 (See the 18th paragraph under the subheading “Background of the Merger” under the “Special Factors” Section). In response to the Staff’s comment, the Registrant has revised the first full paragraph on page 9 of the Revised Proxy Statement or the fifth paragraph under the subheading “Background of the Merger” under the “Special Factors” Section.
14. In the third full paragraph of page 13, describe Furukawa’s board representation.
Response: In response to the Staff’s comment, the Registrant has revised the third full paragraph on page 9 of the Revised Proxy Statement (See the seventh paragraph under the subheading “Background of the Merger” under the “Special Factors” Section).
15. Please revise this section to describe all events in the negotiations with Oplink. We note in the financial advisor’s presentation that Oplink made offers of $1.63 and $1.64 per share prior to its final offer.
Response: In response to the Staff’s comment, the Registrant has revised the fourth full paragraph on page 12 of the Revised Proxy Statement (See the 24th paragraph under the subheading “Background of the Merger” under the “Special Factors” Section).
16. Please revise the last paragraph in this section to clarify how your board of directors changed following the appointment of Oplink’s representatives and the resignation of M.V. Tran.
Response: In response to the Staff’s comment, the Registrant has revised the last paragraph on page 12 of the Revised Proxy Statement (See the 28th paragraph under the subheading “Background of the Merger” under the “Special Factors” Section).

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Reasons for the Special Committee’s Determination, page 16
17. Please explain why the company is undertaking the transaction at this time. Refer to Item 1013(c) of Regulation M-A. In revising your disclosure, please address what role, if any, the provisions of state law with respect to transaction with related parties played in the special committee’s or board’s determination to proceed with this transaction.
Response: In response to the Staff’s comment, the Registrant has added and/or revised (i) the second paragraph on page 11 of the Revised Proxy Statement (See the 16th paragraph under the subheading “Background of the Merger” under the “Special Factors” Section), (ii) the sixth bullet point on page 14 of the Revised Proxy Statement (See the 11th bullet point under the subheading “Reasons for the Special Committee’s Determination; Fairness of the Merger” under the “Special Factors” Section), and (iii) the second bullet point on page 15 of the Revised Proxy Statement (See the 17th bullet point under the subheading “Reasons for the Special Committee’s Determination; Fairness of the Merger” under the “Special Factors” Section).
18. Please revise the first bullet point to explain how the special committee considered the company’s business, assets, financial condition, results of operations, competitive position, nature of its business and its industry. What about these factors allowed the committee to make its fairness determination and why were these factors viewed as positive in the committee’s analysis? Also describe the factors that have caused your stock to trade at levels below the merger consideration and why the situation is not likely to change in the future.
Response: In response to the Staff’s comment, the Registrant has revised the first bullet point on page 13 of the Revised Proxy Statement under the subheading “Reasons for the Special Committee’s Determination; Fairness of the Merger” under the “Special Factors” Section.
19. Please revise the second bullet point to explain what you mean by referring to the relationship between the merger consideration and the recent market prices for your stock.
Response: In response to the Staff’s comment, the Registrant has revised the second bullet point on page 13 of the Revised Proxy Statement under the subheading “Reasons for the Special Committee’s Determination; Fairness of the Merger” under the “Special Factors” Section.
20. Please revise the third bullet to describe the assertions made by Oplink during negotiations and to describe the experience of the special committee and its advisors.

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Response: In response to the Staff’s comment, the Registrant respectfully submits that the revisions set forth in (i) the second paragraph on page 11 of the Revised Proxy Statement (See the 16th paragraph under the subheading “Background of the Merger” under the “Special Factors” Section), (ii) the second full paragraph on page 12 of the Revised Proxy Statement (See the 22nd paragraph under the subheading “Background of the Merger” under the “Special Factors” Section), and (iii) the fourth full paragraph on page 12 of the Revised Proxy Statement (See the 24th paragraph under the subheading “Background of the Merger” under the “Special Factors” Section) address the Staff’s concerns regarding the fourth bullet point on page 13 of the Revised Proxy Statement under the subheading “Reasons for the Special Committee’s Determination; Fairness of the Merger” under the “Special Factors” Section in that they explain and clarify both the assertions made by Oplink during negotiations and describe the experience of the special committee and its advisors.
21. We note that the board of directors adopted the special committee’s conclusions and that the special committee considered the opinion and presentation by Bear Stearns. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise. Also, please apply this comment to the fairness determination made by Oplink and its affiliate.
Response: In response to the Staff’s comment regarding the board of directors of the Registrant, the Registrant has revised the fifth bullet point on page 13 of the Revised Proxy Statement under the subheading “Reasons for the Special Committee’s Determination; Fairness of the Merger” under the “Special Factors” Section. In response to the Staff’s comment regarding Oplink and Oplink Acquisition, the Registrant has revised the seventh paragraph on page 22 of the Revised Proxy Statement (See the second full paragraph under the subheading “Oplink’s and Oplink Acquisition’s Position as to Fairness of the Merger” under the “Special Factors” Section).
22. Please address, here and throughout the proxy statement as necessary, how any filing person relying on the financial advisor’s opinion was able to reach the fairness determination as to unaffiliated security holders given that the financial advisor’s fairness opinion addressed fairness with respect to security holders other than Oplink and its affiliates, rather than all security holders unaffiliated with the company.
Response: In response to the Staff’s comment, the Registrant has revised the fifth bullet point on page 13 of the Revised Proxy Statement under the subheading “Reasons for the Special Committee’s Determination; Fairness of the Merger” under the “Special Factors” Section to address the basis for the special committee’s conclusion that the merger was fair to the unaffiliated stockholders based on the Bear Stearns’ opinion. The

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Registrant supplementally submits that the special committee concluded that it was appropriate to consider the Bear Stearns’ written opinion as a basis for the special committee’s determination as to the fairness of the merger consideration to the unaffiliated stockholders because: (i) the unaffiliated stockholders (assuming for this purpose, based on the Staff’s Current Issues Outline and our telephonic discussions with the Staff, that officers and directors of the Registrant are affiliates of the Registrant) constitute a subset of the larger group of the stockholders of OCP addressed by the Bear Stearns’ written opinion (i.e., the stockholders other than Oplink and its affiliates); (ii) no distinction was drawn, for purposes of the such opinion, between the two groups inasmuch as such opinion addressed only the fairness of the $1.65 per share merger consideration to be received by all of the stockholders of OCP in the merger, and thus the opinion to the effect that the merger consideration is fair, from a financial point of view, to the stockholders of OCP other than Oplink and its affiliates encompasses all of the unaffiliated stockholders; and (iii) the stockholders of OCP that are not Oplink or its affiliates but are affiliates of OCP (i.e., OCP’s officers and directors) are receiving the same merger consideration as OCP’s unaffiliated stockholders and their interests in the merger are not materially different from the unaffiliated stockholders. See the subheading “Interests of Our Directors and Executive Officers in the Merger” under the “Special Factors” Section beginning on page 21. Accordingly, a filing person relying on Bear Stearns’ opinion to the effect that the merger consideration is fair, from a financial point of view, to the stockholders of OCP other than Oplink and its affiliates is able to rely on such opinion to determine that the merger consideration is fair, from a financial point of view, to the stockholders of OCP that are unaffiliated with OCP.
23. Please revise your disclosure to address the fairness of the transaction in relation to net book value, going concern value, liquidation value and the remaining factors listed in Instruction 2 to Item 1014 of Regulation M-A. Also please apply this comment to the fairness determination made by Oplink and its affiliate.
Response: In response to the Staff’s comment, the Registrant has added the full paragraph (excluding bullet points) on page 14 of the Revised Proxy Statement (See the second paragraph (excluding bullet points) under the subheading “Reasons for the Special Committee’s Determination; Fairness of the Merger” under the “Special Factors” Section). None of the Registrant, Oplink or Oplink Acquisition established a going concern value for OCP to determine the fairness of the merger consideration to the unaffiliated stockholders as they believe there is no single method for determining going concern value and did not base their analysis on a concept subject to various interpretations; rather, the Registrant respectfully submits that the fairness of the transaction in relation to “going concern value” is adequately disclosed under the subheading “Discounted Cash Flow Analysis” under the “Special Factors” Section (See pages 18-21). The Registrant respectfully submits that all of the factors that were considered material to an analysis of the fairness of the transaction by the special committee have been adequately disclosed.

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24. We note that persons holding options will receive options to purchase an undetermined number of Oplink shares, which number will be determined prior to closing but apparently after security holders vote on the merger agreement. Please explain supplementally, with a view toward revised disclosure, how, if at all, this affected the fairness analysis conducted by the company and the Oplink filing persons.
Response: In response to the Staff’s comment, the Registrant respectfully submits that given that the total dollar value of vested, “in-the-money” options is approximately $314,902, the number and value of options to purchase an undetermined number of Oplink shares, which number will be determined prior to closing but after security holders vote on the merger agreement, were immaterial to the fairness analysis conducted by the Registrant and the Oplink filing persons given the proposed maximum aggregate value of the transaction, $79,653,621. A complete list of the total number and value of “in-the-money” options (both vested and unvested) is being supplementally provided to the Staff under separate cover by counsel to the Registrant pursuant to Rule 12b-4 under the Exchange Act.
Opinion of the Special Committee’s Financial Advisor, page 18
25. Please provide a cross reference to where the projections described on page 19 appear in you proxy statement.
Response: In response to the Staff’s comment, the Registrant has revised (i) the fourth full paragraph on page 18 of the Revised Proxy Statement (See the first paragraph under the subheading “Discounted Cash Flow Analysis” under the “Special Factors” Section) and (ii) the fifth bullet point on page 20 of the Revised Proxy Statement (See the fifth bullet point under the subheading “Discounted Cash Flow Analysis — Other Considerations” under the “Special Factors” Section).
26. Refer to the Discounted Cash Flow Analysis. Please revise it to disclose the company’s projected results that were used in conducting the analysis (or a cross-reference to a location in the proxy statement where those results appear) and how Bear Stearns derived the implied per share equity values from that data. Also, for this and every other analysis, show how the information from the analysis resulted in the multiples/values disclosed.
Response: In response to the Staff’s first comment regarding the Registrant’s projected results that were used in conducting the analysis, the Registrant has revised (i) the fourth full paragraph on page 18 of the Revised Proxy Statement (See the first paragraph under the subheading “Discounted Cash Flow Analysis” under the “Special Factors” Section) and (ii) the fifth bullet point on page 20 of the Revised Proxy Statement (See the fifth bullet point under the subheading “Discounted Cash Flow Analysis — Other Considerations” under the “Special Factors” Section). In response to the Staff’s second

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comment regarding the derivation of the implied per share equity values and how the information from the analysis resulted in the multiples/values disclosed, the Registrant has revised (i) the third full paragraph on page 18 of the Revised Proxy Statement (See the fourth paragraph under the subheading “Comparable Company Analysis” under the “Special Factors” Section), (ii) the last paragraph on page 18 of the Revised Proxy Statement (See the third paragraph under the subheading “Discounted Cash Flow Analysis” under the “Special Factors” Section), (iii) the first full paragraph on page 19 of the Revised Proxy Statement (See the fourth paragraph under the subheading “Discounted Cash Flow Analysis” under the “Special Factors” Section, or “Discounted Cash Flow Analysis — Extended Case”), and (iv) the second full paragraph on page 19 of the Revised Proxy Statement (See the fifth full paragraph under the subheading “Discounted Cash Flow Analysis” under the “Special Factors” Section, or “Discounted Cash Flow Analysis — Precedent Merger and Acquisition Transaction Analysis”).
27. Please explain the basis for the growth rates used by Bear Stearns in the extended case discounted cash flow analysis.
Response: In response to the Staff’s comment, the Registrant has revised the first full paragraph on page 19 of the Revised Proxy Statement (See the fourth paragraph under the subheading “Discounted Cash Flow Analysis” under the “Special Factors” Section, or “Discounted Cash Flow Analysis — Extended Case”).
28. Please quantify the compensation received or to be received by Bear Stearns: stating that the fee is customary is insufficient disclosure. Also, describe the services provided by Bear Stearns to each person and their affiliates and quantify the compensation received by Bear Stearns for the past two years. Refer to Item 1015(b)(4) of Regulation M-A.
Response: In response to the Staff’s comment, the Registrant has revised the second full paragraph on page 20 of the Revised Proxy Statement (See the third full paragraph under the subheading “Discounted Cash Flow Analysis — Other Considerations” under the “Special Factors” Section).
Interests of Our Directors and Executive Officers in the Merger, page 23
29. Please define the terms “high activity” as used in the second paragraph of this section. Also, disclose the aggregate payment to each member of the special committee since its formation.
Response: In response to the Staff’s comments, the Registrant has revised the third full paragraph on page 21 of the Revised Proxy Statement (See the paragraph under the subheading “Interests of Our Directors and Executive Officers in the Merger — Compensation of the Members of the Special Committee” under the “Special Factors” Section).

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30. Please quantify the value of the options held by Mr. Otto and Mr. Boyer.
Response: In response to the Staff’s comments, the Registrant has revised the fourth full paragraph on page 21 of the Revised Proxy Statement (See the paragraph under the subheading “Interests of Our Directors and Executive Officers in the Merger — Acceleration of Stock Options and Retention Payments for Executive Officers” under the “Special Factors” Section) in order to clarify the disclosure by noting that Mr. Otto and Mr. Boyer both expect to have their employment with the Registrant terminated prior to their options vesting further so that their options will terminate unexercised.
Oplink’s and Oplink Acquisition’s Position as to Fairness of the Merger, page 24
31. Please revise the second paragraph to explain how these filing persons considered the company, its financial performance, the trading price of its stock and the negotiations history. What about these factors allowed the Oplink filing persons to make their fairness determination and why were these factors viewed as positive in the analysis?
Response: In response to the Staff’s comments, the Registrant has revised the seventh paragraph on page 22 of the Revised Proxy Statement (See the second full paragraph under the subheading “Oplink’s and Oplink Acquisition’s Position as to Fairness of the Merger” under the “Special Factors” Section).
32. Please provide the disclosure of procedural fairness. Refer to Item 1014 of Regulation M-A.
Response: In response to the Staff’s comments, the Registrant has revised the seventh paragraph on page 22 and the first, second, and third full paragraphs on page 23 of the Revised Proxy Statement (See the second, third, fourth and fifth paragraphs under the subheading “Oplink’s and Oplink Acquisition’s Position as to Fairness of the Merger” under the “Special Factors” Section).
Material United States Federal Income Tax Consequences, page 33
33. We note your statement that the discussion “is for general information only.” Please delete this statement, as it implies that you are not responsible for the disclosure in your proxy statement.
Response: In response to the Staff’s comment, the Registrant has made the requested deletion. Please see the third full paragraph on page 32 of the Revised Proxy Statement (See the fourth paragraph under the subheading “Material United States Federal Income Tax Consequences of the Merger” under the “Special Factors” Section).

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34. Please tell us the basis for the disclaimer in the last paragraph of this section.
Response: In response to the Staff’s comment, given that neither the Revised Proxy Statement nor the Revised Schedule 13E-3 is a “covered opinion”, none of the statements in this section can be used by stockholders of the Registrant to avoid penalties that may be imposed under the U.S. Internal Revenue Code under a reliance theory; therefore, pursuant to Treasury Department Circular 230, the Registrant respectfully submits that such disclaimer is necessary to disclose this fact.
Where You Can Find More Information, page 50
35. Refer to the penultimate paragraph on page 50. Note that neither Rule 13e-3 nor Schedule 13E-3 permit general “forward incorporation” of documents to be filed in the future. Rather, you must specifically amend your document to specifically list any such filings. Please revise.
Response: In response to the Staff’s comments, the Registrant has revised the fifth paragraph on page 52 of the Revised Proxy Statement under the “Where You Can Find More Information” Section.
Annex E
36. With respect to your disclosure relating to the directors and executive officers of each filing person, please tell us why you need to qualify your disclosure “to the best of its knowledge.” What prevents each filing person from knowing and disclosing this information? Please explain or delete the qualifier.
Response: In response to the Staff’s comment, the Registrant has made the requested deletion. Please see (i) the third paragraph on page E-1 of the Revised Proxy Statement (See the second paragraph under the subheading “Optical Communications Products, Inc.” under “Annex E—Information Relating to the Company, Oplink and Oplink Acquisition”) and (ii) the second full paragraph on page E-1 of the Revised Proxy Statement (See the second paragraph under the subheading “Oplink and Oplink Acquisition” under “Annex E—Information Relating to the Company, Oplink and Oplink Acquisition”).
Annex F
37. Please disclose the full projections provided to Bear Stearns instead of “a subset,” as disclosed in this section. Also, disclose the projections as delivered by the company and as later extrapolated to address the five years ended September 30, 2015.

United States Securities and Exchange Commission
September 27, 2007

Response: In response to the Staff’s comment, the Registrant has added additional projections for the years 2007 through 2010 (the “Base Case Projections”), including operating statement and balance sheet projections, that the special committee considered relevant to the analysis of Bear Stearns so that a complete summary of the Base Case Projections prepared by the Registrant’s management is set forth in “Annex F—Projected Financial Information”. The Registrant respectfully submits that disclosure of the full projections would result in a confusing presentation without adding clarity to the projections disclosed, and could put the Registrant at a competitive disadvantage. Furthermore, in response to the Staff’s second comment, the Registrant clarifies that the extrapolated projections for the years 2011 through 2015 (the “Extrapolated Projections”) were derived by Bear Stearns from the Base Case Projections and reviewed and approved by the Registrant’s management. The Extrapolated Projections were used by Bear Stearns in preparing its discounted cash flow analysis (See the “Discounted Cash Flow Analysis—Discounted Cash Flow Analysis — Extended Case” under the “Special Factors” Section beginning on page 19). The Extrapolated Projections are set forth in full in Section 5-B (Discounted Cash Flow Analysis) in Exhibit (c)(2) of Schedule 13E-3.
* * * *
     Please note that we have made a number of other corrections in the Revised Proxy Statement and Revised Schedule 13E-3 to correct typographical errors and other similar mistakes. Those corrections are being supplementally provided to the Staff under separate cover by counsel to the Registrant pursuant to Rule 12b-4 under the Exchange Act.
     In your letter, you requested a statement from the Registrant and all additional filing persons containing certain acknowledgements. Attached as Exhibit A to this letter is the requested statement. Thank you for your consideration of our responses to your comments. If you have any questions, or if we can be of further assistance to you in the review process, please do not hesitate to call me at (213) 683-6000. My fax number is (213) 996-3060.

United States Securities and Exchange Commission
September 27, 2007

Sincerely,
/s/ Kenneth R. Bender
Kenneth R. Bender
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

Exhibit A
     The Registrant, Oplink and Oplink Acquisition (the “13E-3 Filing Persons), each confirm and acknowledge, in connection with the Revised Proxy Statement and the Revised Schedule 13E-3 referred to above (the “Filings”), comments thereto by the Staff and the responses to such comments:
1. That such 13E-3 Filing Person is responsible for the adequacy and accuracy of the disclosure in the Filings;
2. That Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filings; and
3. That such 13E-3 Filing Person may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Date: September 27, 2007	OPTICAL COMMUNICATION PRODUCTS, INC., a Delaware Corporation

	By:	/s/ Philip F. Otto

	Name:	Philip F. Otto
	Its:	President

Date: September 27, 2007	OPLINK COMMUNICATIONS, INC., a Delaware Corporation

	By:	/s/ Joseph Y. Liu

	Name:	Joseph Y. Liu
	Its:	President

Date: September 27, 2007	OPLINK ACQUISITION CORPORATION, a Delaware Corporation

	By:	/s/ Joseph Y. Liu

	Name:	Joseph Y. Liu
	Its:	President
[Signature Page to Acknowledgement of 13E-3 Filing Persons]